HUDSON TECHNOLOGIES, INC.

One Blue Hill Plaza

Pearl River, NY 10965

845-735-6000 (Phone)

April 24, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	HUDSON TECHNOLOGIES, INC. (the “Company”)

Registration Statement on Form S-3 (File No. 333-223755)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, the Company hereby requests that such Registration Statement be declared effective at 4:00 p.m. Eastern time on Friday, April 27, 2018, or as soon thereafter as practicable. This hereby confirms that the Company and the signatories to the Registration Statement are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering contemplated by the Registration Statement.

Very truly yours,

HUDSON TECHNOLOGIES, INC.

By: _/s/ Kevin J. Zugibe___________________
Name: Kevin J. Zugibe
Title: Chairman and Chief Executive Officer

cc (via email): Sergio Chinos (SEC)